ASSET TRANSFER AGREEMENT

This Asset Transfer Agreement is made as of the 24th day of June, 2010 (the “Effective Date”) between Intracel Holdings Corporation, a Delaware corporation (“Intracel,” as further defined in Section 1(b) below), and Vaccinogen, Inc., a Delaware corporation (“Vaccinogen”).

Recitals

A.           Intracel and Vaccinogen entered into a License Agreement effective as of October 10, 2007 (the “License Agreement”) pursuant to which Vaccinogen obtained from Intracel an exclusive license under certain intellectual property and other rights relating to the OncoVAX Program (as defined in the License Agreement).

B.           Under the License Agreement, Intracel agreed to transfer to Vaccinogen certain assets related to the OncoVAX Program, contingent upon Vaccinogen’s achievement of a certain financing milestone.

C.           Notwithstanding Vaccinogen’s failure to meet such financing milestone, Intracel desires to transfer, convey, assign, grant and deliver to Vaccinogen and Vaccinogen desires to acquire and receive all of Intracel’s right, title and interest in the technology owned by Intracel that relates to the OncoVAX Program, subject to the terms of this Agreement, that certain Amendment to License Agreement of even date herewith by and between Intracel and Vaccinogen (the “Amendment”), and certain other agreements and instruments executed in connection with this transaction.

Now, therefore, Intracel and Vaccinogen, for good and valuable consideration the receipt of which is hereby acknowledged, agree as follows:

1.           Definitions.

(a)          All capitalized terms used in this agreement, but not defined in this agreement, have the meaning given to such terms in the License Agreement.

(b)          “Intracel” shall include Intracel’s Affiliates, and Intracel’s “knowledge” shall include each of the members of its board of directors and management, including its Affiliates.

(c)          “Regulatory Rights” means all rights in any jurisdiction to develop or commercialize any product, including rights to conduct any in vitro or in vivo testing, rights to import or export, manufacture, market, advertise, distribute, use or sell a product in any jurisdiction, including, without limitation, rights under any authorization, license, approval or the like to market or test any product, including any supplements or amendments thereto, any marketing or data or other exclusivity rights, any supplementary protection rights, as well as any other regulatory right, in any jurisdiction in which any of the above rights have been or could be granted by an entity authorized to confer same, including, without limitation, any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity, in all cases to the extent such rights are owned by Intracel and relate to a product that is part of the OncoVax Program.

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(d)          “Subsidiary” shall mean any corporation or other legal entity of which another corporation or other legal entity, either directly or indirectly, (a) owns, directly or indirectly, more than 50% of the equity interests the holders of which are generally entitled to vote for election of the board of directors or other governing body of such legal entity, or (b) in the case of partnerships, serves as the general partner, or (c) in the case of a limited liability company, serves as the managing members or (d) otherwise the ability to elect a majority of the directors, trustees or managing members thereof.

2.           Transfer. Intracel hereby transfers, conveys, assigns, grants and delivers to Vaccinogen, and Vaccinogen hereby acquires and receives, all of Intracel’s and Intracel’s Affiliate’s right, title and interest to the following:

(a)          the Licensed Patents that are listed in the Patent Assignment included as Exhibit A;

(b)          the trademarks that are listed in the Trademark Assignment included as Exhibit B; and

(c)          the assets that relate to the OncoVAX Program that are listed in the Bill of Sale included as Exhibit C;

(d)          the Organon Agreements (as defined in Section 6);

(e)          the Regulatory Rights; and

(f)          any other Assigned Technology, including any Licensed Know-How that is owned by Intracel and that relates solely to the OncoVax Program.

The assets referred to in subsections (a), (b), (c), (d), (e) and (f) are collectively, the “Transferred Assets”. Notwithstanding anything to the contrary contained in this Agreement, the foregoing obligation to transfer, convey, assign, grant and deliver shall not apply to (and the Transferred Assets shall not include) the Excluded Assets.

3.           Assumption of Liabilities. Vaccinogen hereby assumes and agrees to perform and discharge all obligations and liabilities of Intracel or Intracel's Affiliates to Organon pursuant to the Organon Agreements and assumes no other obligations or liabilities of Intracel or Intracel’s Affiliates as a result of this Agreement, other than the obligations arising under the agreements assumed pursuant to Exhibit C hereto and listed on Schedule X thereto (the “Schedule X Agreements”). Vaccinogen acknowledges and agrees that the royalties owed to Intracel under the License Agreement (as amended by the Amendment), are not offset by the royalties Vaccinogen owes to Organon under the Organon Agreements.

4.           Further Assurances. The parties to this agreement each agree to obtain, execute, acknowledge and deliver such documents (including, without limitation, any documents necessary or helpful to transfer to Vaccinogen, or perfect Vaccinogen’s interests in, in each case in a timely fashion, any of the Regulatory Rights that are included in the Transferred Assets) and other instruments, and take such other actions, including physical attendance at meetings when requested, as may be required to evidence and effectuate the transfer, assignment, conveyance, grant and delivery to Vaccinogen of Intracel's rights, title and interests in and to the Transferred Assets, and otherwise to the extent necessary to effect the intentions of Vaccinogen and Intracel as expressed herein and in the License Agreement. In the case of the Regulatory Rights included in the Transferred Assets, such documents may include, without limitation, applications or any other materials prepared to perfect such rights or would aid in their perfection in the future, such as applications for any kind of authorization, designation, license or approval, whether wholly or partially complete, including any supplements and amendments thereto, correspondence with regulatory authorities, all internal correspondence relating to such Regulatory Rights and any letters or filings with regulatory entities necessary to transfer such Regulatory Rights. Any assistance provided by Intracel under this Section 6 shall be at Vaccinogen’s sole expense, but with payment to Intracel or its personnel limited to reimbursement of reasonable out-of-pocket expenses.

5.           Certain Understandings with Respect to License Agreement. This agreement is intended to implement the asset transfer that is described in Section 3.5 of the License Agreement, and this agreement shall control in the event of any inconsistency between this agreement and Section 3.5 of the License Agreement. In addition, Intracel and Vaccinogen acknowledge and agree that, notwithstanding Vaccinogen’s failure to receive aggregate cash investments of at least $15 million in connection with bona fide equity financings by the date required by the License Agreement (the “Financing Milestone”), the License Agreement remains in full force and effect, and is hereby deemed to have been in force continuously, including during the period between February 8, 2010, and the Effective Date. Intracel hereby agrees to waive any right it may have to terminate the License Agreement as result of Vaccinogen’s failure to meet the Financing Milestone. Vaccinogen acknowledges that Section 4.4 of the License Agreement, as amended by the Amendment, remains in full force and effect following the date hereof.

6.           Representations and Acknowledgments.

(a)          Intracel represents and warrants to Vaccinogen that, to Intracel's knowledge, the Transferred Assets are free of any and all security interests, liens, claims, encumbrances and other restrictions of any kind that would prevent Intracel from transferring, conveying, assigning, granting and delivering the Transferred Assets to Vaccinogen.

(b)          Intracel represents and warrants to Vaccinogen that, to Intracel’s knowledge, Intracel is not in breach or default under the terms of the Letter Agreement between Intracel and Organon Biosciences International B.V. and Organon Teknika Corporation (collectively, “Organon”), dated October 31, 2007, the New Security Agreement between Intracel and Organon, dated October 31, 2007, or the Amended and Restated Product Supply Agreement between Intracel and Organon Teknika Corporation, dated October 31, 2007 (the “Organon Agreements”) and that Intracel has not received any notice of default under such Organon Agreements (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination).

(c)          Intracel agrees and acknowledges that immediately following the execution of this agreement, Intracel will have no rights (other than rights provided for in the License Agreement, as amended hereby) in the Transferred Assets.

(d)          Intracel hereby represents and warrants that, to its knowledge, the Transferred Assets are all of the assets owned by Intracel used, or held for use, by Vaccinogen in its business as operated on the date hereof relating to the development and commercialization of OncoVAX.

(e)          Intracel represents that it is a corporation duly organized, validly existing, and in good standing under the laws of Delaware with full corporate power and authority to perform all of its obligations under this Agreement and the other agreements contemplated hereby. Intracel represents and warrants that it has no Subsidiaries.

(f)          Intracel represents and warrants that (i) the execution and delivery of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by the board of directors of Intracel; and (ii) this Agreement and the other agreements contemplated hereby constitute valid and binding agreements of Intracel, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor's rights generally, and by general equitable principles; and (iii) the execution, delivery and performance of this Agreement and the agreements contemplated hereby by Intracel does not conflict with any agreement, instrument or understanding, written or oral, to which it is a party or by which it may be bound.

(g)          Intracel represents and warrants that the person executing this Agreement on Intracel’s behalf has been duly authorized to do so by all requisite corporate action.

(h)          Intracel represents and warrants that, to its knowledge, it has not caused any liabilities or obligations to be incurred pursuant to the Schedule X Agreements since October 10, 2007.

(i)          Vaccinogen represents and warrants that, to its knowledge, as of the Effective Date, Intracel is not in breach of any of its representations and warranties made in subsections (a), (b) and (d) of this Section 6. For purposes of this subsection, Vaccinogen’s “knowledge” shall only include the knowledge of Michael G. Hanna, Jr.

7.           Indemnification.

(a)          Intracel agrees to indemnify, hold harmless, and defend Vaccinogen, its Affiliates and their respective directors, officers, employees, and agents from and against any and all third party suits, claims, actions, demands, liabilities, expenses and/or losses, including reasonable legal expenses and attorneys’ fees (collectively, “Claims”), to the extent arising, directly or indirectly out of a breach by Intracel of any representation, warranty, or covenant of this agreement or the License Agreement. Vaccinogen, in its sole discretion, may offset any damages it suffers pursuant to any Claim against any royalty payment otherwise due Intracel pursuant to Section 4.4 of the License Agreement, as amended by the Letter Agreement.

(b)          Vaccinogen agrees to indemnify, hold harmless, and defend Intracel, its Affiliates and their respective directors, officers, employees, and agents from and against any and all Claims, to the extent arising, directly or indirectly out of (i) a breach by Vaccinogen of any representation, warranty, or covenant of this agreement; (ii) Vaccinogen’s ownership, use, or operation of the Transferred Assets at any time following the Effective Date (except to the extent Intracel has any indemnification liability with respect thereto pursuant to Section 7(a)); or (iii) any of the liabilities assumed by Vaccinogen pursuant to Section 3.

8.           General Provisions.

(a)          Entirety of Agreement. This agreement and the License Agreement, as amended by this agreement, set forth the entire agreement and understanding of the Parties relating to the subject matter contained herein and merges all prior discussions and agreements between them, and no Party shall be bound by any representation or warranty other than as expressly stated in this agreement or a written amendment to this agreement signed by authorized representatives of each of the Parties.

(b)          Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of law principals that would provide for the law of a jurisdiction other than New York.

(c)          Counterparts. This agreement may be executed in one or more counterparts (including by facsimile or scanned electronic mail attachment), each of which shall be deemed an original and all of which shall constitute the same document.

(d)          Limitation of Liability. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PARTY TO THIS AGREEMENT SHALL BE LIABLE TO OR OTHERWISE RESPONSIBLE TO THE OTHER PARTY HERETO OR ANY AFFILIATE OF ANY OTHER PARTY HERETO FOR CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES THAT ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH THEREOF.

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The parties have duly executed this agreement as of the date first written above.

INTRACEL HOLDINGS CORPORATION

By:	/s/ Daniel Kane
Name:	Daniel Kane
Title:	Chairman of the Board of Directors

VACCINOGEN, INC.

By:	/s/ Michael G. Hanna, Jr.
Name:	Michael G. Hanna, Jr.
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO ASSET TRANSFER AGREEMENT]